                     United States
          Securities and Exchange Commission           -------------------------
                Washington, D.C. 20549                       OMB APPROVAL
                                                       -------------------------
                     FORM N-17f-2                      OMB Number:     3235-0360
                                                       Expires:    July 31, 1994
  Certificate of Accounting of Securities and Similar  Estimated average burden
             Investments in the Custody of             hours per response.. 0.05
            Management Investment Companies            -------------------------

       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:               Date examination completed:

811-05551                                            June 30, 2003
--------------------------------------------------------------------------------
2. State identification Number:

   -----------------------------------------------------------------------------
   AL           AK           AZ           AR           CA           CO
   -----------------------------------------------------------------------------
   CT           DE           DC           FL           GA           HI
   -----------------------------------------------------------------------------
   ID           IL           IN           IA           KS           KY
   -----------------------------------------------------------------------------
   LA           ME           MD           MA           MI           MN
   -----------------------------------------------------------------------------
   MS           MO           MT           NE           NV           NH
   -----------------------------------------------------------------------------
   NJ           NM           NY           NC           ND           OH
   -----------------------------------------------------------------------------
   OK           OR           PA           RI           SC           SD
   -----------------------------------------------------------------------------
   TN           TX           UT           VT           VA           WA
   -----------------------------------------------------------------------------
   WV           WI           WY           PUERTO RICO
   -----------------------------------------------------------------------------
   Other (specify):
   -----------------------------------------------------------------------------

--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

AmSouth Funds
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

J.David Huber, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219-8001
--------------------------------------------------------------------------------

INSTRUCTIONS

This From must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Report of Independent Accountants


To the Board of Trustees of
AmSouth Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that AmSouth Value Fund, AmSouth Capital Growth Fund, AmSouth Large Cap Fund, AmSouth Mid Cap Fund, AmSouth Small Cap Fund, AmSouth Balanced Fund, AmSouth Select Equity Fund, AmSouth Enhanced Market Fund, AmSouth Strategic
Portfolios: Aggressive Growth Portfolio, AmSouth Strategic Portfolios: Growth Portfolio, AmSouth Strategic Portfolios: Growth and Income Portfolio, AmSouth Strategic Portfolios: Moderate Growth and Income Portfolio, AmSouth Bond Fund, AmSouth Limited Term Bond Fund, AmSouth Government Income Fund, AmSouth Municipal Bond Fund, AmSouth Florida Tax-Exempt Fund, AmSouth Tennessee Tax-Exempt Fund, AmSouth Prime Money Market Fund, AmSouth U.S. Treasury Money Market Fund, AmSouth Treasury Reserve Money Market Fund, AmSouth Tax-Exempt Money Market Fund and AmSouth Institutional Prime Obligations Money Market Fund, (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of June 30, 2003, and from February 28, 2003 (the date of our last examination) through June 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from February 28, 2003 (the date of our last examination) through June 30, 2003:

..    Count and inspection of all securities located in the vault of AmSouth Bank in Birmingham, without prior notice to management;

..    Confirmation of all securities held by institutions in book entry form with
     The Bank of New York, The Depository Trust Company, and BISYS Fund
     Services;

..    Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

..    Reconciliation of all such securities to the books and records of the Funds and the Custodian;

..    Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

..    Agreement of one security purchase per fund or one security sale per fund since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AmSouth Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                              /s/ Ernst & Young

Columbus, Ohio
September 5, 2003

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940

September 5, 2003

We, as members of management of AmSouth Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2003, and from February 28, 2003 (the date of the last examination) through June 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and from February 28, 2003 (the date of the last examination) through June 30, 2003, with respect to securities reflected in the investment account of the Funds.



                                                   /s/ John F. Calvano
                                                 -------------------------------
                                                 John F. Calvano
                                                 President

                                                   /s/ Trent Statczar
                                                 -------------------------------
                                                 Trent Statczar
                                                 Treasurer